UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046392

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frank Crystal Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18 Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Crystal (212) 344-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frank Crystal Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELVIN BOLTON
Notary Public, State of New York
No. 01BO6197862
Qualified in Bronx County
Commission Expires January 12, 2017

Signature

EVP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FRANK CRYSTAL CAPITAL, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Frank Crystal Capital, Inc.

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Frank Crystal Capital, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 23, 2015

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 614,816
Receivable from broker	32,994
Prepaid expenses	3,885
	$ 651,695
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent	$ 13,245
Stockholder's equity:	
Common stock - stated value; 1,500 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	102,763
Retained earnings	534,687
Total stockholder's equity	638,450
Total liabilities and stockholder's equity	$ 651,695

See notes to financial statements

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Notes to Statement of Financial Condition
December 31, 2014

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly owned subsidiary of Frank Crystal & Co., Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's statement of financial condition is are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Revenue recognition:

The Company's Parent entered into a Service Agreement with an introducing broker-dealer ("Service Agreement") under which certain insurance producers employed by the Parent were made available to the introducing broker-dealer to become Registered Representatives of that introducing broker-dealer. In connection with the Service Agreement, the Company also entered into a Referral Agreement ("Referral Agreement") as of February 28, 2007, with the same introducing broker-dealer.

Under the Referral Agreement, the Company refers to the introducing broker-dealer customers of the Parent for potential consideration of investment products. The introducing broker-dealer will pay the Company a referral fee where a referred customer purchases a securities product through the introducing broker-dealer. This introducing broker-dealer is the exclusive introducing broker-dealer to which the Company will make such referrals. The referral fee earned by the Company is a portion, as agreed to by the introducing broker-dealer and the Company, of the gross revenue earned by the introducing broker-dealer from the securities transaction involving those referred customers.

Referral fee revenue earned from the introducing broker-dealer is recorded as revenue on a trade date basis associated with the transaction as reported by the introducing broker-dealer. The Company does not have any recourse to the independent broker-dealer regarding referral compensation amounts received and reported by the independent broker-dealer.

[3] Income taxes:

The Company is considered as a Qualified Subchapter S Subsidiary ("QSUB") for federal and New York State purposes. All of the Company's income and expenses are included in the federal and New York State S Corporation return of the Parent. The Company files as part of a combined return for New York City purposes as a subsidiary of the Parent since New York City does not recognize QSUB status. New York City income taxes are calculated as if the Company filed on a separate return basis for purposes of these financial statements.

The Company recognizes tax benefits or expense on the temporary differences between the tax bases and the book bases of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2014, the Company had no deferred tax assets or liabilities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes: (continued)

The Company evaluated the recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return and determined that there are no uncertain tax positions at December 31, 2014. Tax years for 2011 and thereafter are subject to examination by the appropriate taxing authorities.

[4] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

[5] Cash:

Cash is comprised of the Company's operating funds, which are maintained in one account and at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of the financial institution's insolvency, the recovery of cash may be limited.

[6] Receivable from broker:

Referral fees from securities transactions executed, but unsettled at the introducing broker-dealer, are reflected as receivable from broker in the statement of financial condition.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2014, the Company had net capital, as defined, of $634,565, which was $629,565 in excess of its required minimum net capital.

The Company claims an exemption from the reserve requirement under SEC Customer Protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not hold customers' funds or safe keep customers' securities.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent provides facility and administrative services to the Company. The Company has an expense sharing agreement with the Parent whereby the company is charged for its respective share of expenses, including, but not limited to, office space, personnel, equipment and insurance expense. Due to Parent represented the amount due to the Parent at December 31, 2014 related to such expense sharing agreement, and current year New York City income tax. The agreement shall remain in effect until terminated by each of the parties upon 60 days' written notice.